

02007794

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SEC FILE NUMBER
8-49280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELFINANCE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

156 WEST 56th STREET - SUITE 2001
(No. and Street)

NEW YORK, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS B. LLOYD 212 - 581-1515
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAMLER, LEWIS & NOREMAN LLP
(Name — if individual, state last, first, middle name)

ONE LINDEN PLACE - SUITE 200 (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SO 3-28-02

OATH OR AFFIRMATION

I, LOUIS B. LLOYD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELFINANCE SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 20th day February 2002

[Signature]
Signature

ALLAN YOUNG
Notary Public, State of New York
No. 02YO5077215
Qualified In New York County
Commission Expires May 5, 2003

PRESIDENT
Title

Louis B. Lloyd

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 2 8

BELFINANCE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY

INFORMATION REQUIRED BY RULE 17a-5 OF

THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT

AND REPORT ON

INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2001

BELFINANCE SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL
DECEMBER 31, 2001

INDEX	PAGE



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Belfinance Securities, Inc.

We have audited the accompanying statement of financial condition of Belfinance Securities, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these aforementioned financial statements based upon our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belfinance Securities, Inc. as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 20, 2002
Great Neck, New York

BELFINANCE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 138,404
Other receivables (Note 3)	46,445
Due from broker	2,518
Investments (Note 4)	121,641
Prepaid expenses and other assets	5,876
Total Assets	$ 314,884

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Cash overdraft	$ 2,479
Accrued expenses	9,730
Loans payable-shareholders	4,738
Total Liabilities	16,947
Contingencies (Notes 3,5,6 and 7)	
Stockholder's Equity:	
Common Stock, par value $.01; 10,000 shares authorized; 760 shares issued and outstanding	8
Paid-in capital	314,000
Accumulated deficit	(16,071)
Total Stockholder's Equity	297,937
Total Liabilities and Stockholder's Equity	$ 314,884

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues, Profits and Losses:	
Commission income	$ 168,512
Trading losses realized	(7,627)
Interest and dividends	7,336
	168,221
Expenses:	
Outside services	115,529
Commissions	21,928
Clearance charges	21,227
Professional fees	16,266
Filing fees	3,286
Insurance	2,866
Travel	1,100
Telephone	448
Office supplies	8,407
Local Income Tax	100
	191,157
Net Loss	$ (22,936)

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Paid-In	Retained Earnings	Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance, January 1, 2001	760	$ 8	$ 314,000	$ 6,865	$ 320,873
Net Loss	-	-	-	(22,936)	(22,936)
Balance, December 31, 2001	760	$ 8	$ 314,000	$ (16,071)	$ 297,937

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Loss	$ (22,936)
Trading losses realized	7,627
Adjustments to reconcile net income to cash:	
Changes in assets and liabilities:	
Increase in prepaid expenses	(1,914)
Decrease in other receivable	190
Decrease in due from broker	160,418
Decrease in deposit	135,000
Decrease in accrued expenses	(39,846)
Net Cash Provided By Operating Activities	238,539
Cash Flows From Investing Activities:	
Proceeds from sale of marketable securities	134,638
Acquisition of investments	(260,606)
Net Cash Used By Investing Activities	(125,968)
Cash Flows From Financing Activities:	
Decrease in loan payable-stockholder	(88,067)
Increase in cash overdraft	2,479
Net Cash Used By Financing Activities	(85,588)
Net Increase in Cash	26,983
Cash, beginning of year	111,421
Cash, end of year	$ 138,404
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year For:	
Income Taxes	$ 100

See accompanying notes to financial statements.

BELFINANCE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

On April 12, 1996, Belfinance Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware. The Company was formed as a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). The Company maintains office facilities in New York, New York. The Company received its approval as a limited broker-dealer on February 19, 1997 and commenced executing customer orders with institutional and accredited investors in March, 2000.

Marketable Security Positions - Marked to Market

Marketable security positions are valued at lower of cost or market.

Revenues and Expenses From Security Transactions

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial.

Statement of Cash Flows

The Company considers all cash investments with a maturity three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Income Taxes

Effective April 12, 1996, the Company, with the consent of its stockholder, elected under the Internal Revenue Code and the New York State Tax Code to be an S corporation. In lieu of corporate income taxes, the stockholder of an S corporation is taxed on the Company's Federal and New York State taxable income. Therefore, no provision or liability for Federal and New York State income taxes has been included in the financial statements.

Note 3 - Other Receivables

The Company was retained as the exclusive advisor and placement agent of a non-related entity in connection with a best efforts private placement. The Company advanced expenses in connection with the private placement for acting as the placement agent. As of December 31, 2001, the Company had advanced $46,445, which will be reimbursed at the closing of the private placement. There is no current plan as to when such private placement will be completed.

Note 4 - Investments

The Company advanced the NASD $121,641 for the purchase of a NASDAQ private placement which was effective January 18, 2001. The investment is recorded at cost as there is no determinable market for these shares.

Note 5 - Related Party Transaction

An affiliated company, owned by the sole stockholder, provides certain administrative services for the Company at no charge.

Note 6 - Concentrations of Credit Risk

As a securities broker and dealer, the Company may be engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions would be executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1 (the rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1). At December 31, 2001, the Company had net capital of $123,453, which was in excess of its required net capital of $100,000. The Company's ratio of Aggregate Indebtedness to Net Capital was to 7.28 to 1.



KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors and Stockholder
Belfinance Securities, Inc.

We have audited the accompanying financial statements of Belfinance Securities, Inc. for the year ended December 31, 2001 and have issued our report thereon dated February 20, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 20, 2002
Great Neck, New York

BELFINANCE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Schedule I

Net Capital:	
Total stockholder's equity per statement of financial condition	$ 297,937
Deductions - non-allowable assets:	
Other receivables	(46,445)
Prepaid expenses	(5,876)
Investments	(121,641)
Haircut on equity securities	(522)
Total Net Capital (Note 5)	$ 123,453
Aggregate Indebtedness:	
Loan payable-stockholder	$ 4,738
Cash overdraft	2,479
Accrued expenses	9,730
Total Aggregate Indebtedness	$ 16,947
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $16,947)	$ 1,130
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital (Note 6)	$ 23,453
Ratio of aggregate indebtedness to net capital (Note 6)	7.28 to 1

BELFINANCE SECURITIES, INC.
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Schedule II

Net Capital, as reported in the Company's December 31, 2001 FOCUS Report	$ 120,202
Net Audit Adjustments Related to:	
Decrease in accrued expenses	3,251
Net Capital Per This Report (Schedule I)	$ 123,453



KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Belfinance Securities, Inc.

In planning and performing our audit of the financial statements of Belfinance Securities, Inc. for the year ended December 31, 2001, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the basic financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Belfinance Securities, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities per Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control systems and of the practices and procedures referred to in the preceding paragraph and to assess whether they can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Because of inherent limitations in any internal accounting control system, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



KAMLER, LEWIS & NOREMAN LLP

Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Belfinance Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations. Practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's internal accounting control system was adequate at December 31, 2001 to meet the Commission's objectives.

At December 31, 2001, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year ended December 31, 2001.

This report is intended solely for the use of the Board of Directors and management of Belfinance Securities, Inc., the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 20, 2002
Great Neck, New York